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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        CREDIT MANAGEMENT SOLUTIONS, INC.
                        ---------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    224905109
                                    ---------
                                 (CUSIP Number)

                               K. Tucker Andersen
                            Cumberland Associates LLC
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 536-9700
                     ---------------------------------------
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                                January 29, 1998
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].







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                                  SCHEDULE 13D

CUSIP No. 224905109

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CUMBERLAND ASSOCIATES LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               a[ ]
                                                               b[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC,00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                      7.  SOLE VOTING POWER

                               396,500

 NUMBER OF            8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                   80,500
 OWNED BY
   EACH               9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                       396,500
   WITH
                   10.  SHARED DISPOSITIVE POWER
                               80,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         477,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.3%

14.  TYPE OF REPORTING PERSON*
         OO, IA




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Item 1. Security and Issuer.

               This statement relates to the common stock, $.01 par value per share (the "Common Stock" or the "Shares"), of Credit Management Solutions, Inc. (the "Company"), which has its principal executive offices at 5950 Symphony Woods Road, Columbia, Maryland 21044.

Item 2. Identity and Background.

               This statement is being filed by Cumberland Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, twelve securities accounts, the principal one of which is Cumberland Partners. The address of the principal business and office of Cumberland Associates LLC is 1114 Avenue of the Americas, New York, New York 10036.

               K. Tucker Andersen, Gary Tynes, Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe are the members (the "Members") of Cumberland Associates LLC. The business address of each of the Members is the same as that of Cumberland Associates LLC. Each of the Members is a citizen of the United States.

               Neither Cumberland Associates LLC nor any of the Members have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or



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administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

               As of the date hereof, Cumberland Associates LLC held and beneficially owned 477,000 shares of Common Stock. The aggregate purchase price of the Common Stock purchased by Cumberland Associates LLC on behalf of Cumberland Partners, LongView Partners, LongView B, LongView C and the other managed accounts was $4,777,124. Of this amount, Cumberland Associates LLC invested approximately $2,839,609 on behalf of Cumberland Partners, $679,765 on behalf of LongView Partners, $319,375 on behalf of LongView B, $102,063 on behalf of LongView C and $836,312 on behalf of eight of Cumberland Associates LLC's other account holders. The source of funds for the purchase of all such Common Stock of Cumberland Associates LLC was a combination of investment capital contributed by Cumberland Partners, LongView Partners, LongView B, LongView C and the eight other managed accounts and margin borrowings through the margin accounts of the account holders maintained with Morgan Stanley & Co. Incorporated.

               By virtue of Rule 13d-3 under the Exchange Act, each of the Members may be deemed the beneficial owner of all of the Common Stock purchased by Cumberland Associates LLC on behalf of



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Cumberland Partners, LongView Partners, LongView B, LongView C and the other managed accounts, and therefore each Member may be deemed to have invested the aggregate amount of funds noted above. None of the Members has independently invested any of his or her funds for the purpose of purchasing the Common Stock.

Item 4. Purpose of Transaction.

               Cumberland Associates LLC has purchased, on behalf of its discretionary accounts, the Common Stock in order to acquire an equity interest in the Company. As of the date hereof, Cumberland Associates LLC is holding such Common Stock solely for investment and it has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of
Item 4 of the form of Schedule 13D. Depending on market conditions and other factors, Cumberland Associates LLC may continue purchases of Common Stock or may sell or otherwise dispose of all or portions of such Common Stock, if such sales and purchases would be desirable investments for the portfolios of its accounts.




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Item 5. Interest in Securities of the Issuer.

               As of the date hereof, Cumberland Associates LLC beneficially owned 477,000(1) shares of Common Stock representing 6.3%(2) of the Common Stock deemed outstanding on the date hereof.

               Set forth in Appendix A attached hereto and incorporated herein by reference are descriptions of the transactions in the Common Stock effected by Cumberland Associates LLC within the 60 day period prior to the date of this filing.

               In addition, each of the Members may, by virtue of his position as a member of Cumberland Associates LLC, be deemed, pursuant to Rule 13d-3 under the Act, to own beneficially the Common Stock of which Cumberland Associates LLC would possess beneficial ownership. Other than in their respective capacities as members of Cumberland Associates LLC and except as set forth above, none of the Members is the beneficial owner of any Common Stock.


---------------
(1) As to 396,500 Shares of which, there is sole voting power and sole power to dispose or to direct the disposition of such Shares; as to 80,500 Shares of which, there is shared voting power and shared power to dispose or to direct the disposition of such Shares because the eight other account holders may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate their discretionary accounts within a period of 60 days.

(2) Based on 7,615,510 shares of Common Stock outstanding, as indicated in the Company's Form 10-Q for the quarterly period ended September 30, 1997, as filed with the Securities and Exchange Commission.



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Item 6. Contracts, Arrangements, Understandings or Relationships
        with Respect to Securities of the Issuer.

               Pursuant to management agreements with all of its accounts except Cumberland Partners, LongView Partners, LongView B and LongView C, Cumberland Associates LLC receives (i) an annual management fee from some of its account holders and (ii) an incentive fee from all of its account holders based, in the case of some of the account holders, on the net appreciation during the preceding fiscal or calendar year in the value of the securities in the account and, in the case of other account holders, on the account's taxable income during the preceding fiscal or calendar year. In the case of the accounts of Cumberland Partners, LongView Partners, LongView B and LongView C, Cumberland Associates LLC receives an annual management fee from each such account holders which does not include an incentive fee.

               Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned, the Members and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.




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Item 7. Material to be Filed as Exhibits.

               No Exhibits are filed herewith.

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   February 6, 1998

                               CUMBERLAND ASSOCIATES LLC


                               By: /s/ K. Tucker Andersen
                                   K. Tucker Andersen
                                   Member












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                                  APPENDIX A*

1.      TRANSACTIONS EFFECTED BY CUMBERLAND ASSOCIATES LLC

         DATE OF         NO. OF UNITS        NO. OF UNITS         PRICE PER
       TRANSACTION        PURCHASED              SOLD                UNIT
       -----------       ------------        ------------         ---------

        2/4/98              45,000                                  $7-3/8
        1/29/98             80,000                                  $8-7/8


---------------
* Each of the transactions set forth in this Appendix was a regular way transaction.